Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                            (919) 379-4300

June 14, 2010

Alliance One International Reports Record Revenue, Gross Profit, and Operating Income for Fiscal Year 2010

Morrisville, NC – June 14, 2010 – Alliance One International, Inc. (NYSE: AOI) today announced results for its fiscal year ended March 31, 2010.

Fiscal Year Results

For the year ended March 31, 2010, the Company reported net income of $79.2 million, or $0.89 per basic share, compared to net income of $132.6 million, or $1.50 per basic share, for the prior fiscal year.

Robert E. Harrison, Chief Executive Officer, said "Alliance One has delivered another strong year with continued improvement in our operating performance, resulting in not only a record top line and gross profit, but operating income as well. At the same time, while pre-tax income decreased $35.1 million to $74.2 million this year, after one time costs of $59.9 million associated with our debt refinancing and previously disclosed legacy FCPA matter, improvement in our core underlying pre-tax operating results are clear. Key drivers include our security of supply focused planning and talented employee base, which continue to differentiate and define our value added business model.

"Japan Tobacco International's ("JTI") partial vertical integration has changed industry dynamics some and will impact AOI, but also creates new opportunities with JTI and other customers that were displaced from the facilities they purchased. Additionally, JTI remains an important customer in each locale where they have purchased a capability, but at reduced volume levels. Further, we embrace change and recognize these actions as a catalyst which is driving further initiatives with our key customers including JTI, which may provide enhanced opportunities in the future.

Mr. Harrison concluded, "Through the financial crisis we maintained our liquidity sources and refinanced our debt, well positioning our Company today. Looking to the future, we will recommence long term debt reduction, although should the US dollar begin weakening again our working capital requirements could increase. Uncommitted inventories held by leaf merchants remain at lower levels, although global flue cured and burley tobacco supplies appear to be increasing. Recent weather conditions in Malawi and Brazil have impacted crop size and provide some level of counter balance to global supply for fiscal year 2011. We will continue monitoring crops throughout the world and at the same time analyzing our customer's dynamic requirements. The global industry outlook remains solid despite some volume declines due to the financial crisis and a series of excise tax increases. As we analyze the changing operating environment we believe that our various initiatives are well placed and designed to deliver enhanced shareholder returns as we move forward."

Performance Summary for Fiscal Year 2010

The following is a brief overview of our financial results for the year ended March 31, 2010. For additional information and a more detailed discussion of these results, please refer to our Annual Report on Form 10-K filed on June 14, 2010.

Sales and other operating revenues and gross profit both increased 2.2% and 9.9% respectively to $2,308.3 million and $396.5 million in 2010. Sales increases were driven by improved average selling prices partially offset by decreased kilos sold and reduced processing and other revenues.

Gross profit as a percentage of sales increased from 16.0% to 17.2% in 2010. While selling, administrative and general expenses remained fairly constant, other operating income (expense) was impacted by a $19.5 million cost related to the previously disclosed alleged Foreign Corrupt Practices Act violations. Despite the additional one-time expense our operating income still increased $19.4 million compared to the prior year.

One-time debt refinancing costs were $40.4 million this year and interest costs increased 16.2% to $113.8 million as a result of higher debt levels, following the refinancing. Consequently, our pretax income decreased from $109.3 million last year to $74.2 million in the current year after giving effect to $59.9 million in one time costs associated with our refinance and the previously disclosed FCPA matter.

Our effective tax rate changed from a benefit of 20.1% in 2009 to a benefit of 5.1% in 2010. Effective rates in both 2010 and 2009 varied from statutory rates due to reductions in liabilities for unrecognized tax benefits and other factors.

South America Region

Tobacco revenues decreased $36.3 million or 4.2% primarily due to a decrease in quantities sold partially offset by increased average sales prices. The decrease in volume is mainly attributable to carryover sales last year that did not occur in 2010 and smaller crop sizes this year. The increase in average sales prices is mainly due to increased higher priced lamina sales this year compared to the prior year and customer pricing.

Although revenues decreased, gross profit increased $6.5 million driven by favorable variances related to supplier advances. While average sales prices improved due to product mix and customer pricing, the increase was not sufficient to offset the impact of decreased volumes, increased prices paid to tobacco suppliers and the exchange rate impact on purchase and processing costs which are denominated in local currency. In addition, increased gains from derivative financial instruments were offset by increased exchange losses this year compared to the prior year due to the volatility of the Brazilian real.

Other Regions

Tobacco revenues increased $101.7 million or 7.8% primarily as a result of increased average sales prices and quantities sold. Processing and other revenues decreased mainly due to reduced processing in Africa and Europe. The net revenue and cost impact resulted in a $29.2 million gross profit increase in 2010 compared to 2009.

Increased revenues and gross profits were primarily from the Africa, North America and Asia regions. In the Africa region, Malawi had a record crop this year which was the primary driver in increasing revenues and gross profits compared to the prior year. In addition, Tanzania prices increased compared to the prior year as a result of higher costs that were passed through, while margins improved primarily due to the impact of favorable exchange rates. Kenya and Zambia operating results also improved which contributed to increased revenues and gross profits in the Africa region.

In the North America region, revenues and gross profit increases were primarily due to better yields in the United States which further offset costs and the increased demand for our cut rag operations as consumers turn to lower priced U.S. products in response to tax increases on tobacco products. Our Canadian operations increased revenue and gross profit as a result of a fundamental change in the Canadian marketing system which began with this year's crop.

The primary driver in increased revenues and gross profits in the Asia region was increased sales from China of by-products at higher average sales prices as well as higher prices for lamina due to cost increases and product mix. Partially offsetting these gains were less opportunistic sales from Vietnam and the Philippines. Increased revenues and gross profits from Indonesia were offset by decreased volumes sold in India and Thailand.

Liquidity and Capital Resources

As of March 31, 2010, available credit lines and cash increased 68.4% over the prior year to $824.6 million comprised of $129.7 million in cash and $694.9 million of credit lines including $8.8 million exclusively for letters of credit, all in line with internal expectations.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

Fiscal Year 2010 Financial Results Investor Call

The Company will hold a conference call to report financial results for its fiscal year ended March 31, 2010, on June 14, 2010 at 5:00 P.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:00 P.M. ET Monday, June 14 through 8:00 P.M. ET Saturday, June 19. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 2049566. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance

One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those described in forward-looking statements can be found in AOI's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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STATEMENTS OF CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except per share data)	2010	2009
Sales and other operating revenues	$2,308,299	$2,258,219
Cost of goods and services sold	1,911,849	1,897,380
Gross profit	396,450	360,839
Selling, administrative and general expenses	155,376	156,000
Other income (expense)	(17,260)	214
Restructuring and asset impairment charges	-	591
Operating income	223,814	204,462
Debt retirement expense	40,353	954
Interest expense	113,819	97,984
Interest income	4,550	3,808
Income before income taxes and other items	74,192	109,332
Income tax expense (benefit)	(3,791)	(22,020)
Equity in net income of investee companies	1,963	1,478
Income from continuing operations	79,946	132,830
Income from discontinued operations, net of tax	-	407
Net income	79,946	133,237
Less: Net income attributable to noncontrolling interests	779	679
Net income attributable to Alliance One International, Inc.	$ 79,167	$ 132,558
Other comprehensive income:		
Net income	$ 79,946	$ 133,237
Currency translation adjustment	(1,837)	(7,207)
Pension adjustment, net of tax $(5,109) in 2010, $(3,378) in 2009 and $(3,450) in 2008	(6,383)	(13,165)
Total comprehensive income	71,726	112,865
Comprehensive income attributable to noncontrolling interests	763	496
Total comprehensive income attributable to Alliance One International, Inc.	$ 70,963	$ 112,369
Amounts attributable to Alliance One International, Inc.		
Income from continuing operations	$ 79,167	$ 132,151
Income from discontinued operations	-	407
Net income attributable to Alliance One International, Inc.	$ 79,167	$ 132,558
Basic Earnings Per Share		
Income from continuing operations	$0.89	$1.50
Income from discontinued operations	-	-
Net income	$0.89	$1.50
Diluted Earnings Per Share		
Income from continuing operations	$0.78	$1.49
Income from discontinued operations	-	-
Net income	$0.78	$1.49